UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U/A

(Amendment No. 1)

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 17, 2022

THE CHOSEN, INC.

(Exact name of registrant as specified in its charter)

Delaware	82-3246222
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4 South 2600 West, Suite 5
Hurricane, UT 84737

(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (435) 767-1338

Title of Securities issued pursuant to Regulation A: Series B Common Stock

EXPLANATORY NOTE

The Chosen, Inc. (the “Company”) is filing this amendment to correct a typographical error in Exhibit 99.1.

Item 9. Other Events

On November 17, the Company (formerly known as The Chosen, LLC) distributed the form of proxy statement attached hereto as exhibit 99.1 to its unitholders of record as of November 17, 2022. A special meeting of unitholders will be held on November 28, 2022.

Exhibits

99.1	Proxy Statement dated November 17, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CHOSEN, INC.

By: /s/ Derral Eves

Name: Derral Eves

Title: Chief Strategy Officer

Dated: December 7, 2022